

13031408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing
Section
MAR 2 1 2013
Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 42393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLEN C. EWING & CO, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 N. LAURA ST. STE 3625
(No. and Street)

JACKSONVILLE	FL	32202-3679
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JULIE SEDWICK 904-519-8855
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA
(Name – *if individual, state last, first, middle name*)

501 RIVERSIDE AVENUE, SUITE 800	JACKSONVILLE	FL	32202-3679
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

1 AB 3/26

OATH OR AFFIRMATION

I, BENJAMIN C. BISHOP, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLEN C. EWING & CO, as of FEBRUARY 27TH, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHAIRMAN

Title



Notary Public

SHAARON M. ANDERSON
Notary Public, State of Florida
My Comm. Expires Nov. 8, 2014
Commission No. EE 36641

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allen C. Ewing & Co.

Financial Report

Year Ended December 31, 2012

LBA

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA

ALLEN C. EWING & CO.

FINANCIAL REPORT

YEAR ENDED DECEMBER 31, 2012

ALLEN C. EWING & CO.

TABLE OF CONTENTS

The LBA GROUP
Accountants
Consultants
Wealth Advisors

LBA Certified Public Accountants, PA

Report of Independent Certified Public Accountants

To the Board of Directors of
Allen C. Ewing & Co.
Jacksonville, Florida

We have audited the accompanying financial statements of Allen C. Ewing & Co. (the "Company"), which comprise the balances sheet as of December 31, 2012, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

501 Riverside Avenue, Suite 800, Jacksonville, FL 32202-4939
904.396.4015 904.399.4012
www.TheLBAGroup.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission on page 13 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012) of net capital, as reported in the Company's Part II FOCUS Report on page 14 is supplemental information. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

LBA Certified Public Accountants, P.A.

February 27, 2013

ALLEN C. EWING & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets:	
Cash	$ 155,727
Restricted cash	9,052
Accounts receivable	177,356
Furniture and equipment, net	4,069
Due from affiliates	105,943
Other assets	10,063
Total assets	$ 462,210
Liabilities and stockholder's equity:	
Liabilities:	
Accounts payable and accrued expenses	$ 128,289
Deferred rent	7,484
Total liabilities	135,773
Stockholder's equity:	
Preferred stock, $10,000 par value; 10 shares authorized, issued and outstanding	100,000
Common stock, $0.10 par value; 15,000 shares authorized; 5,100 shares issued and outstanding	510
Additional paid-in capital	1,119,441
Accumulated deficit	(893,514)
Total stockholder's equity	326,437
Total liabilities and stockholder's equity	$ 462,210

See accompanying notes to financial statements.

ALLEN C. EWING & CO.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

Operating revenues:	
Investment banking fees	$ 727,237
Private placement fees	302,782
Securities brokerage commissions	116,946
Fund management and administration fees	186,874
Total revenues	1,333,839
Operating expenses:	
Commissions and investment services expenses	323,896
General and administrative expenses	903,555
Operating income	106,388
Other income, net	2,852
Net income	$ 109,240

See accompanying notes to financial statements.

ALLEN C. EWING & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2011	$ 100,000	$ 510	$ 1,119,441	$ (1,002,754)	$ 217,197
Net income	-	-	-	109,240	109,240
Balance, December 31, 2012	**$ 100,000**	**$ 510**	**$ 1,119,441**	**$ (893,514)**	**$ 326,437**

See accompanying notes to financial statements.

ALLEN C. EWING & CO.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2012

Cash flows from operating activities:	
Net income	$ 109,240
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	366
Net changes in:	
Restricted cash	(4,052)
Receivables	(177,356)
Other assets	4,094
Accounts payable and accrued expenses	27,612
Deferred rent	(10,152)
Unearned revenue	(12,000)
Due to/from affiliates, net	(85,715)
Net decrease in cash	(147,963)
Cash, beginning of year	303,690
Cash, end of year	$ 155,727

See accompanying notes to financial statements.

1. Nature of Business

Allen C. Ewing & Co. (the "Company"), a Florida C corporation, is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides full-service securities brokerage and investment banking, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, and valuations of securities for institutions located primarily in the Southeast United States.

The sole stockholder of the Company is Ewing Capital Partners, LLC ("ECP"), a Florida limited liability company.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and accompanying notes are representations of the Company's management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the presentation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash is held by the Company for the purpose of complying with the SEC's Uniform Net Capital Rule (Rule 15c3-1). See Note 4.

Furniture and Equipment

Furniture and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. When items of furniture and equipment are sold or otherwise disposed of, the asset and related accumulated depreciation accounts are eliminated, and any gain or loss is included in operations. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Deferred Rent

The Company amortizes the lease payments on the straight-line basis over the term of the lease. The difference between the actual minimum monthly lease payments and the amount expensed is recorded as deferred rent.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company records a deferred tax liability or asset based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2012, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. At December 31, 2012, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2009. As of and for the year ended December 31, 2012, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Revenue Recognition

Investment banking fees are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Private placement fees are earned by assisting customers in raising capital from private investors. Private placement revenues are recognized when the terms of the engagement have been fulfilled.

Commissions are earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized as income when earned.

Subsequent Events

The Company has evaluated events through the date of the report of independent certified public accountants, the date which the financial statements were available to be issued.

3. Related Party Transactions

ECP owed the Company $11,104 at December 31, 2012. Allen C. Ewing Mortgage & Realty, Inc. ("AEMR") owed the Company $57,000 at December 31, 2012. Ewing Loan Advisors, Inc. ("ELA") owed the Company $37,839 at December 31, 2012. These balances are due on demand and do not accrue interest.

3. Related Party Transactions (Continued)

The Company manages an investment fund, Ewing Emerging Financial Institution Fund I, LP ("Fund I") that invests in the shares of DeNova Banks in Florida and the Southeastern United States. Certain officers of the Company are officers of the General Partner of Fund I, and are also investors in the fund. Pursuant to its management agreement with Fund I, the Company received $136,874 in advisory fees for the year ended December 31, 2012.

The Company manages a second investment fund, Ewing Emerging Financial Institution Fund III, LP ("Fund III") with similar investment criteria and objectives as Fund I. Certain officers of the Company are officers of the General Partner of Fund III. Pursuant to its management agreement with Fund III, the Company received $50,000 in advisory fees for the year ended December 31, 2012.

The General Partner of both Fund I and Fund III is Ewing Emerging Financial Institution Fund GP, LLC. The sole member of the General Partner is the Company.

The Company charged AEMR, an affiliate through common ownership, $52,000 for AEMR's proportionate share of the rent and overhead costs for shared facilities in the Jacksonville office.

The Company charged ELA, an affiliate through common ownership, $60,000 for ELA's proportionate share of the rent and overhead costs for shared facilities in the Jacksonville office.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital of $9,052, and a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. The SEC is empowered to restrict the Company's business activities should it not meet these requirements.

At December 31, 2012, the Company had net capital, as defined, of $29,612, which was $20,560 in excess of its required net capital of $9,052 at 100% and $18,750 at 120%. At the same date, the Company's ratio of aggregate indebtedness to net capital was 4.59 to 1. Accordingly, the Company was in compliance with the net capital requirements.

5. Income Taxes

The components of the Company's deferred tax asset consisted of the following at December 31, 2012:

Net operating loss	$ 287,873
Other	7,421
Valuation allowance	(295,294)
Deferred tax assets, net	$ -

Based on the available objective evidence, the Company believes it is more likely than not that the deferred tax assets will not be realizable. Accordingly, the Company provided for a full valuation allowance against its deferred tax assets at December 31, 2012. The Company has total net operating loss carryforwards available to offset future taxable income of approximately $910,000. To the extent not used, these loss carryforwards will begin to expire in 2023.

5. Income Taxes (Continued)

The income tax provision differs from amounts computed by applying the federal statutory income tax rate to pretax loss as follows for the year ended December 31, 2012:

Tax benefit using federal statutory rate	$	31,133
State income tax benefit, net of federal tax effect		4,296
Other		1,131
Change in valuation allowance		(36,560)
Income tax expense	$	-

6. Commitments and Contingencies

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash. Cash balances are exposed to credit risk since the Company periodically maintains balances in excess of federally insured limits. The Company does not believe it is exposed to any significant credit risk on these deposits.

During the year ended December 31, 2012, the Company generated revenues from one customer comprising 45 percent of total revenues.

At December 31, 2012, amounts receivable from two customers accounted for 63 percent and 28 percent of total accounts receivable.

Leases

The Company leases certain equipment and facilities under non-cancelable operating lease agreements that expire at various dates through 2014. The lease expense was $130,257 for the year ended December 31, 2012.

Future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year consisted of the following at December 31, 2012:

2013	$	112,996
2014		24,940
Total minimum lease payments	$	137,936

Total future rental payments under operating leases have not been reduced by $9,547 of sublease rental payments to be received in the future under non-cancelable subleases.

SUPPLEMENTAL INFORMATION

ALLEN C. EWING & CO.
COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2012

Net capital:	
Stockholder's equity	$ 326,437
Less: fixed and other non-allowable assets	(296,824)
Net capital	$ 29,613
Minimum net capital required	$ 9,052
Excess net capital	$ 20,561
Excess net capital at 120%	$ 18,751
Aggregate indebtedness – accounts payable and other liabilities	$ 135,773
Ratio: aggregate indebtedness to net capital	4.58 to 1

ALLEN C. EWING & CO.

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2012)
OF NET CAPITAL, AS REPORTED IN COMPANY'S PART II FOCUS REPORT
DECEMBER 31, 2012

		Description
line 14	80,524	Company's original FOCUS - excess net capital
	20,561	Audited financials - excess net capital = amended FOCUS
	(59,963)	Change in excess net capital

Adjustments:

		Change in total equity	344,814	Original FOCUS
	(18,377)	AJE#3: Accrue 4th quarter bonus	326,437	Audited FS = Amended FOCUS
			18,377	
		Change in non-allowable assets	258,986	Original FOCUS
	37,838	Reclass receivable (negative payable) from affiliated company	296,824	Audited FS = Amended FOCUS
			(37,838)	
line 10	(56,215)	Change in net capital	85,828	Original FOCUS
		(Equity less non-allowable assets)	29,613	Audited FS = Amended FOCUS
			(56,215)	
line 19	56,215	Change in liabilities	79,558	Original FOCUS
		Reclass receivable (negative payable) from affiliated company	135,773	Audited FS = Amended FOCUS
			56,215	
line 11	3,748	Change in minimum net capital	5,304	Original FOCUS
line 13		Due to change in Liab (Line 19) mult. by 6-2/3%	9,052	Audited FS = Amended FOCUS
			3,748	
	(59,963)	**Change in excess net capital**	80,524	Original FOCUS
			20,561	Audited FS = Amended FOCUS
			(59,963)	

The LBA GROUP | Accountants Consultants Wealth Advisors

LBA Certified Public Accountants, PA

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors of
Allen C. Ewing & Co.
Jacksonville, Florida

In planning and performing our audit of the financial statements of Allen C. Ewing & Co. (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

501 Riverside Avenue, Suite 800, Jacksonville, FL 32202-4939
904.396.4015 904.399.4012
www.TheLBAGroup.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LBA Certified Public Accountants, P.A.

February 27, 2013

The LBA GROUP | Accountants
Consultants
Wealth Advisors

LBA Certified Public Accountants, PA

Report of Independent Certified Public Accountants on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Allen C. Ewing & Co.
Jacksonville, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Allen C. Ewing & Co. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payment on Form SIPC-7 with respective cash disbursements noting that the assessment payment had not been made as of the date of this report;

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. We reviewed Form SIPC-7 for any adjustments and noted none;

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and agreed the balances to the related schedules and working papers noting no differences; and

5. We reviewed Form SIPC-7 for any overpayment applied to the current assessment. None was noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been

501 Riverside Avenue, Suite 800, Jacksonville, FL 32202-4939
904.396.4015 904.399.4012
www.TheLBAGroup.com

reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LBA Certified Public Accountants, P.A.

February 27, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042393 FINRA DEC
ALLEN C EWING & CO 16*16
50 N LAURA ST STE 3625
JACKSONVILLE, FL 32202-3679

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Julie Sedwick (904)519-8855 ext.508

2. A. General Assessment (item 2e from page 2) $ 3,030.00

B. Less payment made with SIPC-6 filed (exclude interest) (1,205.31)

07/27/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,824.69

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,824.69

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,824.69

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALLEN C. EWING & CO.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of February, 20 13.

CHAIRMAN
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January, 20 12 and ending December, 20 12

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,346,238
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	115,655
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	18,644
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,211,939
2e. General Assessment @ .0025	$ 3,030
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end March 31, 2010 thru December 31, 2010. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include: contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication) -

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE, Arca, Inc	
CHX	Chicago Stock Exchange, Incorporated	NASDAQ OMX PHLX	
		SIPC	Securities Investor Protection Corporation